Exhibit 99.1

The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries plc Level 3 22 Pitt Street Sydney NSW 2000 Australia Tel: 02 8274 5239 Fax: 02 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir,

Request for Trading Halt

On behalf of James Hardie Industries plc (the company), I request a trading halt in all securities of James Hardie from 10.00am today, Wednesday, 17 April 2013.

In accordance with Listing Rule 17.1, I advise:

1.	The company requests a trading halt pending an announcement containing details of legal action initiated by the New Zealand Ministry of Education against two New Zealand James Hardie subsidiaries and other parties.

2.	The company requests that trading be halted from 10.00am until an announcement to the market is made by the company. The company expects to make an announcement later today.

3.	The company would request that trading recommence immediately after the company has made an announcement regarding the legal action.

4.	The company is not aware of any other reason why the trading halt should not be granted.

If you have any questions concerning the above please do not hesitate to contact Sean O’Sullivan on (02) 8274 5265.

Yours faithfully,

/s/ Marcin Firek

Marcin Firek

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman), Brian Anderson (USA), David Dilger, David Harrison (USA), Alison

Littley (United Kingdom) James Osborne, Donald McGauchie (Australia), Rudy van der Meer (Netherlands).

Chief Executive Officer: Louis Gries

Company number: 485719